Exhibit 21

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
SUBSIDIARIES OF REGISTRANT

As of June 30, 2007, the subsidiaries of the Registrant were as follows:

	Jurisdiction of Incorporation	Percent of Voting Stock Owned By the Registrant

Kimball International Marketing, Inc.	Indiana	100%
Kimball Furniture Group, Inc.	Indiana	100%
Kimball Electronics Manufacturing, Inc.	Indiana	100%
Kimball Electronics, Inc.	Delaware	100%
Kimball International Transit, Inc.	Indiana	100%
Kimball Electronics - Mexico, S.A. de C.V.	Mexico	100%
Kimball Electronics (Thailand) Limited	Thailand	100%
Kimball Electronics Poland Sp. z o.o.	Poland	100%
Kimball Hospitality, Inc.	Indiana	100%
Kimball Electronics (Wales) Limited	United Kingdom	100%
Kimball Electronics (Ireland) Limited	Ireland	100%
Kimball Electronics (Nanjing) Co., Ltd.	China	100%
Kimball Electronics Tampa, Inc.	Florida	100%